Exhibit 99.9



                   PRINCIPLES OF ETHICAL BUSINESS CONDUCT 2004



Contents

1        About ASML
2        Introduction
3        ASML Principles of Ethical Business Conduct
4        ASML Worldwide Contact Information

1.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines critical to the production of integrated circuits or chips.

ASML technology transfers circuit patterns onto silicon wafers to make integrated circuits. This technology is key to making integrated circuits smaller, faster and cheaper.

Our technology is known as optical lithography. ASML systems are called steppers and Step & Scan tools (scanners). They use a photographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film.

Most of the major global semiconductor manufacturers are ASML customers. We are committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge.

The ASML TWINSCAN(TM) lithography system exemplifies our technology leadership. It is the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. Another example of ASML technology leadership is our new immersion lithography system. It replaces the air over the wafer with fluid to enhance focus and shrink circuit dimensions. These technologies mean greater productivity for our customers.

ASML's corporate headquarters is in Veldhoven, the Netherlands. The company has lithography research, development and manufacturing operations in Wilton, Connecticut, U.S. and Veldhoven, the Netherlands. Training and application facilities are located in Asia, Europe and the United States.

ASML's largest business focuses on lithography systems for 200- and 300-millimeter wafer manufacturing.

ASML Special Applications focuses on solutions for application markets, where it has evolved as the lithography market leader in serving the Thin Film Head and Compound Semiconductor industry. Our Remarketing Service has developed expertise to remanufacture and relaunch pre-owned ASML equipment into the market.

ASML MaskTools provides innovative mask technologies and software products that extend the limits of optical lithography for chip manufacturing at the 90 nanometer node and beyond. These are optimized for ASML's advanced scanners, enabling the delivery of complete and integrated mask design to wafer imaging solutions.

ASML Optics provides precision optical modules for the PAS 5500 and TWINSCAN lithography systems. ASML Optics also offers design-to-image solutions, in optical design and manufacturing, clean room assembly, systems engineering and metrology for a broad range of commercial applications, serving customers worldwide. ASML operates in 14 countries and over 50 sales and service locations. We have experts located at customer sites, backed by a global pool of ASML engineers and other professionals.

ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML.

For more information, visit: www.asml.com.

2.

Introduction

To our shareholders and other stakeholders:

Our mission is to provide leading-edge imaging solutions to continuously improve our customers' global competitiveness.

Our success stems from our core values:

Quality
Integrity
Trust
Continuity
Excellence
Professionalism

We strive to deliver high quality in everything we do.

We believe that our business conduct should be based on integrity. It is central to ASML's relationships with its shareholders, employees, customers, suppliers and other stakeholders.

Trust is the foundation on which long lasting relationships are built.

Our business is to strengthen the competitiveness of our customers. By improving our products and customer services continuously we maintain our leading position.

We strive for excellence in everything we do. And we are committed to professionalism. ASML improves the competency and welfare of employees through training, professional development programs and competitive employment conditions.

Our market position in leading-edge semiconductor imaging solutions entails responsibilities toward internal and external stakeholders, including the communities in which we operate.

As a globally operating company, we express our commitment to our stakeholders and society through the ASML Principles of Ethical Business Conduct (the "Guidelines").

These principles have been developed, in close cooperation with the Board of Management, by a working group representing ASML employees worldwide. Furthermore, a compliance program and internal practices support our principles.

Every day, in every way, we pursue the highest application of these principles at ASML.


________________________________________
Eric Meurice
President, Chief Executive Officer and
Chairman of the Board of Management
ASML Holding N.V.

Veldhoven, January 28, 2005

3.

ASML Principles of Ethical Business Conduct

Responsible corporate citizenship

Through our employees, shareholders, customers and suppliers, we interact with and operate our business in many different communities worldwide. We develop leading-edge imaging solutions and thereby contribute to the technological advances and modernization of society. According to the United Nations Commission on Global Governance, "Business must be encouraged to act responsibly in the global neighborhood and contribute to its governance." As one of the many participants on the global playing field, we believe in acting as a responsible corporate citizen. We therefore:

o Emphasize the importance of sustainable development of our global environment by respecting people and preserving our planet while earning a fair profit

o Believe that the human rights as proclaimed by the United Nations in the Universal Declaration of Human Rights are a common standard of achievement for all members within the global community, and we encourage the respect of these rights and freedoms

o Believe in respecting the different cultural identities of our internal and external stakeholders

o Respect the rule of law and comply with the national laws, regulations and administrative practices of the countries and communities in which we operate

o In general support the principles as laid down in the OECD Guidelines for Multinational Enterprises and the Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy of the International Labor Organization

In relation to our shareholders

In relation to our shareholders, we:

o Put forth our best efforts to maximize the value of their investments in ASML

o Provide our shareholders with regular, reliable, relevant and transparent information regarding our activities, structure, financial situation, performance and other information, including information on our social, ethical and environmental records and policies

o Are committed to full, fair, accurate, timely and understandable disclosure in reports and documents filed with, and submitted to, Dutch and U.S. regulators, as well as in other public communications

o    Apply high quality standards for disclosure, accounting and auditing

o    Comply with applicable government laws, rules and regulations

o Endorse the importance of good corporate governance and closely monitor (Dutch as well as other relevant) developments in this area

o Apply stringent rules with regard to inside information and insider security trading

In relation to our employees

In relation to our employees, we:

o Respect our employees and fully acknowledge their individual contribution to the quality of our products and services and the continuity and success of ASML

o Competitively reward our employees for their performance and provide motivating working conditions, including coaching, training and personal career development programs

o Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships

o Take adequate steps to ensure the health and safety of our employees in their operations and their general welfare

o Provide equal opportunity for all in recruiting, hiring, educating, promoting and compensating without discrimination as to race, color, sex, religion, political opinion, nationality, social origin or any other reason and show zero tolerance to any form of discrimination by our employees. Selectivity concerning employee characteristics is allowed however when it concerns established governmental policies that specifically promote greater equality of employment opportunity or relates to the inherent requirements of a job

o    Respect the different cultural identities of our employees

In relation to our customers

In relation to our customers, we:

o    Conduct our business in good faith

o    Pursue our business on the basis of integrity

o Secure the highest possible level of business confidentiality as to all information concerning their activities

o    Fulfill our obligations to the best of our abilities

o Aim to support our customers' success by providing high quality products that add value to their enterprises

o Maintain significant levels of research and development in order to offer our customers, at the earliest possible date, the most advanced technology and the highest possible level of service

o Promptly react to our customers' needs by assisting them on the basis of our Value of Ownership concept

Integrity

The results of our professional conduct must stem from sound economic and financial practices. Therefore, we:

o Conduct our business on the basis of the principles of fairness, good faith and integrity, and we expect the same from those parties with whom we do business

o Are committed to avoiding conflicts of interest and the disclosure of any such conflict to the appropriate authorities within ASML

o Do not engage in local political activities, and we urge our employees who participate in local political activities to clearly separate their professional interests from their political interests

o Abstain from making any improper contribution to candidates for public office, to political parties or to other political organizations

o Abstain from any improper action to obtain business advantage and promote honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interests between personal and professional relationships

Sustainable development

In conducting our business we want to participate in the sustainable development of people and our planet while pursuing the continuity of ASML and maximizing the value of our shareholders' investment in the company.

People

o Our objective is to build and maintain a health and safety management system in compliance with international standards and to receive certification of compliance with those standards by means of regular audits by independent experts.

Planet

o We believe in the preservation of our planet. We contribute to the sustainable development of the environment by developing annual environmental programs.

o Our objective is to build and maintain an environmental management system in compliance with international standards and to receive certification of compliance with those standards by means of regular audits by independent experts.

o We adopt technologies and operating procedures in all parts of the enterprise with a view to improving our environmental performance.

Profit

o We believe that investing in environmentally sound activities is investing in the future of our planet and all people.

o We believe that investing in the sustainable development of people and our planet also is beneficial to the continuing success of ASML.

Competition

We conduct our activities in a competitive manner, within the framework of applicable laws and regulations.

As a result, we:

o Compete fairly and honestly and comply with the letter and the spirit of all applicable laws and regulations.

o Believe in sound economic competition and endeavor to increase our market share by constantly improving the quality of our products and services.

o Abstain from, directly or indirectly, demanding or accepting from an employee of a business partner or competitor a bribe or other undue advantage for them to obtain or retain business or other improper advantage.

o Abstain from, directly or indirectly, offering, promising or giving a public official or an employee of a business partner or a competitor a bribe or other undue advantage to obtain or retain business or other improper advantage.

o Expect third parties with whom we do business not to solicit or expect us to render a bribe or other undue advantage.

Our place in the global and local community

o Our company's success is based on developing leading-edge imaging solutions. We have acquired a high level of expertise and wish to contribute to the further development of science and technology in the field of imaging solutions.

o Taking into account the legitimate requirements of business confidentiality and within the framework of protecting our intellectual property rights, we desire to exchange our scientific and technological knowledge with new generations of scientists. As a result, we have developed and will continue to develop programs with universities to allow for scientists to acquire and/or extend their practical knowledge of imaging solutions at ASML.

o We believe in interacting with the communities in which we operate and to contribute to the welfare and well being of these communities through appropriate community projects.

4.

ASML Worldwide Contact Information

Corporate
Headquarters

De Run 6501
5504 DR Veldhoven
The Netherlands

Mailing address

P.O. Box 324
5500 AH Veldhoven
The Netherlands

U.S. main offices

8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia main office
Suite 603, 6/F
One International Finance
Center
1, Harbour View Street
Central, Hong Kong, SAR

Corporate
Communications

phone: +31 40 268 4941
fax: +31 40 268 3655
e-mail:
corpcom@asml.com

Investor Relations

phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail:
investor.relations@asml.com

For more information
please visit our website
www.asml.com